WORK INTERNATIONAL CORPORATION
                            700 LOUISIANA, SUITE 3900
                              HOUSTON, TEXAS 77002

                                 January 6, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

      Re:   WORK INTERNATIONAL CORPORATION ("WORK")
            Registration Statement on Form S-1 (File No. 333-58925) ("Registration Statement")

Gentlemen:

      Reference is hereby made to the above-referenced Registration Statement on Form S-1 which was initially filed by WORK with the Securities and Exchange Commission (the "Commission") on July 10, 1998, in connection with WORK's proposed initial public offering.

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, WORK hereby makes application to withdraw the Registration Statement, together with all exhibits and amendments thereto. WORK has determined not to proceed at this time with the proposed initial public offering described in the Registration Statement due to volatile and adverse market conditions and the expiration of the agreements to acquire the Founding Companies (as defined in the Registration Statement). WORK has not sold any of the shares covered by the Registration Statement. WORK's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of the investors.

      Please provide WORK with a copy of the order granting withdrawal of the Registration Statements when available. If you have any questions regarding the above matters, please call me at
(713) 228-9675.

                                          Very truly yours,

                                          WORK INTERNATIONAL CORPORATION

                                          By:       /s/ MARK F. WALZ
                                                      Mark F. Walz
                                                   Vice President and
                                                 Chief Financial Officer

Via EDGAR